ThinkEquity

A division of Fordham Financial Management, Inc.

17 State Street, 22nd Floor

New York, NY 10004

August 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Biovie Inc. Registration Statement on Form S-1 File No. 333-231136

Dear Ms. Westbrook:

Reference is made to our letter, filed as correspondence via EDGAR on August 8, 2019, in which we, as representative of the underwriters of the offering, joined Biovie Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Monday, August 12, 2019, at 5:00 p.m. Eastern Time. Biovie Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ThinkEquity
A division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking